August 14, 2015

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Craig D. Wilson, Senior Assistant Chief Accountant

Re:   Unisys Corporation
         Form 10-K for the Fiscal Year Ended December 31, 2014
         Filed February 23, 2015
         Form 10-Q for the Quarterly Period Ended March 31, 2015
         Filed April 30, 2015
         File No. 001-08729

Dear Mr. Wilson:

On behalf of Unisys Corporation (the "Company"), set forth below is the Company's response to the comment of the Staff of the Securities and Exchange Commission regarding the above referenced filings set forth in the Staff's letter dated July 31, 2015. For your convenience, we have repeated the comment set forth in the Staff's letter and followed the comment with the Company's response.

FORM 10-Q FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2015

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E.  SEGMENT INFORMATION, PAGE 9

COMMENT 1
We note your response to prior comment 3 and expectation that were a Step 2 goodwill analysis required, the results would indicate no impairment of the Services segment goodwill recorded at December 31, 2014. Since a Step 2 analysis of goodwill of the Services segment, if required, would be performed at the reporting unit level, please document for us the results of each respective reporting unit's goodwill impairment assessment you performed pursuant to ASC 350-20-35-3F through 35-3G, with consideration of the factors in ASC 350-20-35-3C(a) through (g).

RESPONSE TO COMMENT 1
As mentioned in the Company's response to the Staff's prior comment 3, the changes referred to in Note (e) necessitated a change, as of January 1, 2015, in the reporting units of the Company's Services segment. In accordance with ASC 350-20-35-45, the Company reassigned assets and liabilities to the affected reporting units. In addition, goodwill of the Services segment, approximately $75 million, was reassigned to the affected reporting units using a relative fair value allocation approach. The Services segment reporting units are as follows: Cloud & Infrastructure Services, Application Services, and Business Processing Outsourcing (BPO) Services.

After the reassignments mentioned above, the Company determined that the carrying amount of each of its Services segment reporting units did not exceed their estimated fair value. Since the carrying amounts of each of the Services segment reporting units were all negative, the Company then considered ASC 350-20-35-8A in determining whether it was necessary to perform a Step 2 impairment analysis. This consideration included an evaluation, using the process described in ASC 350-20-35-3F through 35-3G, including the events and circumstances provided in ASC 350-20-35-3C (a) through (g). In some cases, the consideration of events and circumstances provided in ASC 350-20-35-3C (a) through (g) applied equally to each of the three Services segment reporting units.

An overview of the Company's consideration of the factors in ASC 350-20-35-3C follows:

     a) Macroeconomic conditions such as a deterioration in general economic conditions, limitations on accessing capital, fluctuations in foreign exchange rates, or other developments in equity or credit markets.

        Consideration: In management's opinion, long-term macroeconomic conditions did not deteriorate materially during 2014. During 2014, the Company faced no limitations on accessing capital. During the three years ended December 31, 2014, the Company made payments to reduce long-term debt by approximately $389 million through the issuance of $210 million of 6.25% senior notes due 2017 and cash on hand. In addition during 2014, the Company extended the term, until June 2018, of its previously existing secured revolving credit facility which provides for loans and letters of credit up to an aggregate amount of $150 million. At December 31, 2014, the Company reported a cash balance of approximately $494 million and debt of $224 million. Foreign currency negatively impacted revenue by approximately one-percentage point during 2014.

     b) Industry and market considerations such as a deterioration in the environment in which an entity operates, an increased competitive environment, a decline in market-dependent multiples or metrics (considered in both absolute terms and relative to peers), a change in the market for an entity's products or services, or a regulatory or political development.

        Consideration: The Company's Services segment reporting units participate in the information technology services industry which was and is expected to continue to be highly competitive. The Company Services segment reporting units did not see nor do they expect to see a material deterioration in either this environment or a material change in the market for their services. In its fair value estimation as of January 1, 2015 used to reallocate goodwill among Services segment reporting units, the Company examined industry market multiples and these multiples were approximately the same as the multiples used during the 2014 goodwill evaluation, as well as the preceding evaluation in 2013. The Company's Services segment reporting units were not and are not expected to be materially impacted by regulatory or political developments.

     c) Cost factors such as increases in raw materials, labor, or other costs that have a negative effect on earnings and cash flows.

        Consideration: During 2014, the Company was very diligent in reducing its cost structure as the combination of selling, general and administrative expense and research and development expense decreased by approximately 1%. Interest expense decreased 7% in 2014. Overall, the Company has reduced its interest expense from $102 million in 2010 to $9 million in 2014. As part of its cost savings initiatives, the Company has increased the percentage of its workforce operating in lower-cost offshore and onshore delivery models from approximately 30% at December 31, 2011 to 36% at December 31, 2014. In addition, the Company continues to plan to increase this percentage.

     d) Overall financial performance such as negative or declining cash flows or a decline in actual or planned revenue or earnings compared with actual and projected results of relevant prior periods.

        Consideration:   For the Company and many of its competitors, 2014
        was a challenging year. Lower demand for IT services projects resulted in a 2014 decline in total Services revenue of 2.3% when compared with 2013, with Cloud & Infrastructure Services declining 3.8%, Application Services declining .6% and BPO Services increasing 3.2%. The Services segment operating profit margin in 2014 was 3.4% compared with 4.8% in 2013. The Company also experienced an overall decline in net income and cash flows from operating activities. However, the Company delivered its sixth consecutive year of profitability with 2014 diluted earnings per share of $.89, and generated net cash from operating activities of approximately $121 million (approximately $305 million before defined benefit pension plan contributions). The Company ended 2014 with approximately $494 million of cash.

     e) Other relevant entity-specific events such as changes in management, key personnel, strategy, or customers; contemplation of bankruptcy; or litigation.

        Consideration: On December 16, 2014, in order to guide the Company to profitable revenue growth, it was announced that a new President and Chief Executive Officer would be joining the Company effective January 1, 2015. No such other events occurred during 2014.

     f) Events affecting a reporting unit such as a change in the composition or carrying amount of its net assets, a more-likely-than-not expectation of selling or disposing all, or a portion, of a reporting unit, the testing for recoverability of a significant asset group within a reporting unit, or recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit.

        Consideration:  No such events occurred during 2014.

     g) If applicable, a sustained decrease in share price (considered in both absolute terms and relative to peers).

        Consideration: During 2014, the Company did not experience a sustained decrease in its share price. The Company's common share price was $33.57 on December 31, 2013 and $29.48 on December 31, 2014.

The Company also took into consideration whether in any of its Services segment reporting units there were significant differences between the carrying amount and the estimated fair value of its assets and liabilities, or the existence of significant unrecognized intangible assets and found none to be in existence.

Application of the goodwill impairment analysis requires significant judgment. Based on consideration of the weight of evidence of the factors considered above, the Company concluded that it was not more likely than not that any of the Services segment reporting units goodwill was impaired as of December 31, 2014.


                                 *   *   *

In addition, the Company acknowledges that:
* the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that the above is responsive to the Staff's comments.

Very truly yours,

UNISYS CORPORATION

/s/ Janet Brutschea Haugen

Janet Brutschea Haugen
Senior Vice President and Chief Financial Officer